

Mail Stop 3030

February 4, 2009

VIA U.S. MAIL

Miron Markovitz
Chief Financial Officer
Lapis Technologies, Inc.
19 W. 34th Street, Suite 1008
New York, New York 10001

> **Re: Lapis Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-100979**

Dear Mr. Markovitz:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief